                                                                  Exhibit 9a(10)

                                                                IMMEDIATE
                                                                October 29, 1997
Donald E. Lepone  (978) 283-9611, ext. 1257
President and Chief Executive Officer

               NUTRAMAX ANNOUNCES DUTCH AUCTION SELF TENDER



GLOUCESTER, MA -- NUTRAMAX PRODUCTS, INC. (NASDAQ-NMPC), announced today that it has launched a Dutch auction self tender for approximately 8% of its outstanding shares of common stock, or 450,000 shares.

     All NutraMax stockholders are invited to tender shares within a price range of $11.00 per share to $12.75 per share. Tendering stockholders will be required to specify the price within the range that they would be willing to accept. Stockholders will have until midnight Boston, Massachusetts time, November 28, 1997 to respond to the Company's Dutch auction self tender offer. The Company will select the lowest purchase price per share that will enable it to buy the shares pursuant to the offer, and will pay such purchase price for all shares purchased pursuant to the offer.

     All inquires on procedures for the Dutch auction self tender offer should be directed to D. F. King & Co., Inc., the information agent for the offer. The address for D. F. King is 77 Water Street, New York, N.Y. 10005. Bankers and brokers should call the information agent collect at (212) 269-5550. All others should call toll-free at (800) 488-8075.

     The Offer is being undertaken to provide added market liquidity for stockholders who wish to sell their shares as a result of the Company's recent announcement regarding fourth quarter performance. The Offer is being financed pursuant to certain agreements by and between the Company and its largest stockholder and the Company and certain of the Company's executive officers and directors.

     NutraMax is a leading private label health and personal care products company and the number one manufacturer and marketer of private label Disposable Douches, ready-to-use Enemas, Pediatric Electrolyte Oral Maintenance Solutions, Disposable Baby Bottles, Cough Drops and Throat Lozenges. The Company also markets a broad line of Contact Lens Care Products, OTC and generic prescription Opthalmics, Clotrimazole-based Vaginal Yeast Infection Medications, Toothbrushes, Dental Floss, Liquid Adult Nutritional Products, Adhesive Bandages, Medical Tapes, First Aid Kits and various first aid products for the hospital and industrial safety markets. NutraMax products are sold by supermarkets, drug chains and mass merchandisers under both store brand names and control brands, including Powers, Optopics, Sweet 'n Fresh (R), Pure & Gentle, Fresh 'n Easy, Pro Dental, American White Cross and NutraMax.


NutraMax Products, Inc., 9 Blackburn Drive, Gloucester, MA 01930 (978) 283-1800